SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: December 22, 2023

List of materials

Documents attached hereto:

i) Press release: Announcement Regarding the Expected Recording of Gains Resulting from the Transfer of a Portion of Shares of Sony Payment Services Inc. by Sony Bank Inc.

December 22, 2023
Sony Group Corporation

Announcement Regarding the Expected Recording of Gains Resulting from the Transfer of a Portion of Shares of Sony Payment Services Inc. by Sony Bank Inc.

Sony Bank Inc. (“Sony Bank”), a wholly-owned subsidiary* of Sony Group Corporation (“Sony”), today signed a share purchase agreement pursuant to which it will transfer a portion of its shares of Sony Payment Services Inc. (“Sony Payment Services”), a payment service provider and consolidated subsidiary of Sony Bank, to a special purpose acquisition company established by private equity funds which are managed by Blackstone Inc. and its affiliates. The transfer of shares pursuant to this agreement is planned to take place in the fourth quarter of the fiscal year ending March 31, 2024 (“FY23”), after which Sony Payment Services will become an affiliate of Sony Bank accounted for using the equity method.

Upon the transfer of shares, Sony expects to record a total of approximately 20 billion yen as operating income in the fourth quarter of FY23, reflecting both a realized gain for the shares transferred and a remeasurement gain for the shares Sony Bank will continue to hold after the transfer.

Sony is currently assessing the impact of these expected gains and other factors on its consolidated financial results forecast for FY23, which it plans to announce on February 14, 2024, at the earnings announcement for the third quarter of FY23.

* Indirectly owned through Sony Financial Group Inc., a wholly-owned subsidiary of Sony.

End of document